

22006790

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-33746

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **04/01/21** AND ENDING **03/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **E. Barnes & Company dba Pacific Investment Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1837 S Palatine Hill Road

(No. and Street)

Portland   **Oregon**   **97219**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Haessler   **(503) 699-0618**   ebarnesandco@yahoo.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.

(Name – If individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165   Northridge   **California 91324**

(Address)   (City)   (State)   (Zip Code)

10/16/2018   **6517**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Edward Haessler _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of E. Barnes & Company dba Pacific Investment Securities Corporation , as of March 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL STAMP
THALIA JUAREZ
NOTARY PUBLIC - OREGON
COMMISSION NO. 1022476
MY COMMISSION EXPIRES MARCH 10, 2026

Notary Public

Signature: _____

Title:
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- □ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- □ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- □ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of E. Barnes & Company, dba Pacific Investment Securities Corporation:

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of E. Barnes & Company, dba Pacific Investment Securities Corporation (the "Company") as of March 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in Schedules 1 and 2 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules 1 and 2 are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2022.
Northridge, California
June 29, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
FINANCIAL STATEMENTS
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2022

ASSETS

Cash and cash equivalents	$10,249
Accounts receivable from Clearing Firm	3,632
Total Assets	$13,901

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$0
Total current liabilities	0

STOCKHOLDER'S EQUITY

Common stock; $0.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1
Preferred stock; $0.01 par value: 25,000 shares authorized, 0 shares issued and outstanding	0
Additional paid in capital	7,499
Retained earnings	6,391
Total stockholder's equity	13,901
Total Liabilities and Stockholder's Equity	$13,901

The accompanying notes are an integral part of these financial statements

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31,2022

REVENUE	
Commissions earned including 12b-1 fees	$75,441
Sale of investment company shares	5,427
Interest	6
Total revenue	80,874
OPERATING EXPENSES	
Clearing costs	25,995
Commissions expense	9,821
Officers salary	7,000
Rent and parking	10,698
Regulatory fees	4,290
Taxes and licenses	485
Office supplies, printing and postage	10,185
Telephone	4,100
Professional services	9,542
Insurance	1,128
Advertising and promotion	200
Total operating expenses	83,444
Income (loss) from operations	(2,570)
Provision for Taxes	(150)
Net income (loss)	($2,720)

The accompanying notes are an integral part of these financial statements.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2022

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at March 31, 2021	$1	$7,499	$9,121	$16,621
Net income (loss) for year ended March 31, 2022			(2,720)	(2,720)
Balance at March 31, 2022	$1	$7,499	$6,401	$13,901

The accompanying notes are an integral part of these financial statements.

7

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (loss)	$(2,720)
Change in operating assets and liabilities	
Receivables from clearing firm	(698)
Net cash and cash equivalents used by operating activities	(3,418)
Cash and cash equivalents at beginning of year	13,667
Cash and cash equivalents at end of year	$10,249

Supplemental disclosure of cashflow information:

Interest paid	$0
Taxes paid	$150

The accompanying notes are an integral part of these financial statements.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2022

1. THE ORGANIZATION

E. Barnes & Company dba: Pacific Investment Securities Corporation, an Oregon securities brokerage firm with offices in Portland, Oregon, was incorporated on February 15, 1985. The Company is a member of the Securities Exchange Commission, the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
A) Cash

For purposes of reporting cash flows, cash and cash equivalents include cash and a ninety day short term certificate of deposit of $10,109 maturing April 8, 2022.

B) Revenue Recognition

Significant Judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company. The Company believes that the performance obligation is satisfied on the settlement date because that is when the risks and rewards of ownership of the securities have been finalized.

12b-1 Fees
The Company also earns minor trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

C) Receivables

Receivables consist of commissions receivable from broker dealers which are considered fully collectible.
There is no allowance made against the collectibles in these financial statements.

D) Clearing Form

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transaction are cleared by another broker/dealer.

E) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2022, the Company had net capital and net capital requirements of $13,901 and $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 for that year.

3. RELATED PARTY TRANSACTION

The Company operates its primary office from the corporate owner's house. The owner is not compensated for providing this benefit. The Company leases an alternative office location on a month to month basis not subject to ASC 842. Total rent paid for the year ended March 31, 2022 was $10,698 for the Company's alternative office location.

4. INCOME TAXES

The Company at March 31, 2022 has a Federal tax loss carryforward of $5,277 and a state tax loss carryforward of $16,555. The deferred tax benefit of $1,108 including $686 for the current year for federal purposes and deferred state tax of $1,093 includes $216 for the current year has been recognized as an asset in these financial statements, but management has provided a 100% valuation allowance against these assets, due to the uncertainty of its future use within the carryforward period.

The provision for income taxes consists of the following:

	Current Expense	Deferred Tax Asset	Valuation Allowance (100%)	Balance at March 31, 2022
Federal	0	686	(686)	$0
State	150	216	(216)	150
	$150	$902	(902)	$150

The Company is no longer subject to federal or state examinations by taxing authorities for years prior to March 2019, generally for three years after they were filed.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 29, 2022, the date on which the financial statements were available to be issued. This review found no items that needed to be disclosed in these financial statements.

7. CORONAVIRUS 2019 (COVID-19) & WAR IN UKRAINE

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020 and break out of war between Russia and Ukraine in 2022. The ultimate disruption which may be caused by these events break is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects may include but are not limited to, disruption to the Company's customers and revenue.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU").

For the year ending March 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
March 31, 2022

Stockholder's equity from statement of financial condition	$13,901
Deductions and/or charges	0
Net Capital	$13,901
Computation of net capital requirement	
Minimum net capital required	$0
Minimum dollar net capital requirement	$5,000
Excess net capital	$8,901
Aggregate Indebtedness	
Items included from statement of financial condition:	
Accounts payable and accrued liabilities	$0
Total aggregate indebtedness	$0
Ratio: Aggregate indebtedness to net capital	0.00 to 1

There was no material difference between the computation of net capital under Rule 1 5c3-1 and the computation shown here as of March 31, 2022 and the net capital as most recently filed by E. Barnes & Company dba Pacific Investment Securities Corporation on Form X-17A-5.

See report of independent registered accounting firm.

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended March 31, 2022

	2022
NET CAPITAL	
Net capital as of March 31, per unaudited report filed by respondent	$13,888
Adjustments:	
Stockholder's Equity	13
Rounding	
Net capital at March 31, as adjusted	$13,901
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$0
Reduction aggregate indebtedness	0
Rounding	0
Total aggregate indebtedness as of March 31, as adjusted	$0

See report of independent registered accounting firm.

E. Barnes & Company, dba Pacific Investment Securities Corporation

Report on Exemption Provisions

Pursuant to Provisions of 17 C.F.R. S 15c3-3(k)

For the Year Ended March 31,2022



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of E. Barnes & Company, dba Pacific Investment Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) E. Barnes & Company, dba Pacific Investment Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E. Barnes & Company, dba Pacific Investment Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), (2) E. Barnes & Company, dba Pacific Investment Securities Corporation stated that E. Barnes & Company, dba Pacific Investment Securities Corporation met the identified exemption provisions throughout the year ended March 31, 2022 without exception, and (3) E. Barnes & Company, dba Pacific Investment Securities Corporation's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended March 31, 2022. E. Barnes & Company, dba Pacific Investment Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E. Barnes & Company, dba Pacific Investment Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
June 29, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

PACIFIC INVESTMENT SECURITIES CORP.



SIPC

NASD

E. Barnes & Company, dba Pacific Investment Securities Corporation
Exemption Report
For the Year Ended March 31, 2022

E. Barnes & Company, dba Pacific Investment Securities Corporation (the "Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(II)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) the sale of variable life annuities and mutual funds; and (2) advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

E. Barnes & Company, dba Pacific Investment Securities Corporation

I, Edward Haessler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORPORATION
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended March 31, 2022